UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

SAB Biotherapeutics, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

78397T103

(CUSIP Number)

October 4, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78397T103	SCHEDULE 13G

1	NAME OF REPORTING PERSONS Commodore Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,932,463*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,932,463*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,932,463*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON IA

*See Item 4 for additional information.

CUSIP No. 78397T103	SCHEDULE 13G

1	NAME OF REPORTING PERSONS Commodore Capital Master LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,932,463*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,932,463*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,932,463*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON OO

*See Item 4 for additional information.

CUSIP No. 78397T103	SCHEDULE 13G

Item 1.	(a) Name of Issuer

SAB Biotherapeutics, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

2100 East 54th Street North, Sioux Falls, South Dakota 57104

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by Commodore Capital LP, a Delaware limited partnership (the “Firm”) and Commodore Capital Master LP, a Cayman Islands exempted limited partnership (“Commodore Master”). The address for the Firm and Commodore Master is: 444 Madison Avenue, Floor 35, New York, New York 10022.

Item 2.	(d) Title of Class of Securities

Common stock, $0.0001 par value per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

78397T103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

N/A

CUSIP No. 78397T103	SCHEDULE 13G

Item 4.	Ownership

As reported in the cover pages to this report, the ownership information with respect to the Firm is as follows:

(a) Amount Beneficially Owned: 6,932,463*

(b) Percent of Class: 9.9%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 6,932,463*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 6,932,463*

As reported in the cover pages to this report, the ownership information with respect to Commodore Master is as follows:

(a) Amount Beneficially Owned: 6,932,463*

(b) Percent of Class: 9.9%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 6,932,463*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 6,932,463*

*On October 4, 2023, the Issuer closed a private placement pursuant to which it sold and issued (i) 7,500 shares of Series A-1 Convertible Preferred Stock, par value $0.0001 per share (the “Series A-1 Preferred Stock”), (ii) tranche A warrants (the “Preferred Tranche A Warrants”) to purchase shares of Series A-1 Preferred Stock or Series A-3 Convertible  Preferred Stock, par value $0.0001 per share (the “Series A-3 Preferred Stock”), (iii) tranche B warrants to purchase shares of Series A-3 Preferred Stock (the “Preferred Tranche B Warrants”), and (iv) tranche C warrants to purchase Series A-3 Preferred Stock (the “Preferred Tranche C Warrants” and together with the Preferred Tranche A Warrants and Preferred Tranche B Warrants, the “Preferred Warrants” and the shares underlying the Preferred Warrants, the “Preferred Warrant Shares”).

Subject to the Stockholder Approval (as defined below) , each share of Series A-1 Preferred Stock converts automatically into shares of Common Stock and/or shares of Series A-2 Convertible Preferred Stock, par value $0.0001 per share (the “Series A-2 Preferred Stock” and together with the Series A-1 Preferred Stock, the “Issued Preferred Stock”) in lieu of Common Stock if the holder, together with certain related parties, would beneficially own in excess of 4.99% or 9.99% (at the discretion of the holder) of the Common Stock outstanding immediately after giving effect to such conversion (the “Blocker”). The Blocker may be increased up to 19.99%   or decreased by the holder upon 61 days’ notice to the Issuer. Subject to the Stockholder Approval, each share of Series A-2 Preferred Stock and Series A-3 Preferred Stock is convertible into shares of Common Stock at the option of the holder. The Series A Preferred Stock is convertible into shares of Common Stock equal to the quotient of the original price of $1,000 per share divided by the conversion price of $0.63 per share.

The Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock   will not become convertible until the Company’s stockholders approve (i) the issuance of all Common Stock issuable upon conversion of the Issued Preferred Stock and the Preferred Warrant Shares, (ii) the issuance of the Preferred Warrant Shares upon exercise of the Preferred Warrants, and (iii) an amendment to the Issuer’s certificate of incorporation to increase the number of authorized shares of Common Stock from 490,000,000 to 800,000,000 (the “Stockholder Approval”).

As of October 4, 2023, Commodore Master owns (i) 1,154 shares of Series A-1 Preferred Stock convertible into 1,831,746 shares of Common Stock, (ii) Tranche A Warrants to purchase 10,846 shares of Series A-1 Preferred Stock or Series A-3 Preferred Stock convertible into 17,215,873 shares of Common Stock, (iii) Tranche B Warrants to purchase 8,000 shares of Series A-3 Preferred Stock convertible into 12,698,412 shares of Common Stock, and (iv) Tranche C Warrants to purchase 20,000 shares of Series A-3 Preferred Stock convertible into 31,746,031 shares of Common Stock. Pursuant to the Blocker, the Firm’s beneficial ownership in the Issuer is currently limited to 9.99%.

The Firm is the investment manager to Commodore Master. As of October 4, 2023, the Firm may be deemed to beneficially own an aggregate of 6,932,463 shares of Common Stock of the Issuer. The Firm, as the investment manager to Commodore Master, may be deemed to beneficially own these securities. Michael Kramarz and Robert Egen Atkinson are the managing partners of the Firm and exercise investment discretion with respect to these securities. Ownership percentages are based on 52,319,156 shares of Common Stock reported as issued and outstanding as of August 16, 2023 in the Issuer’s Form S-3, filed with the Securities and Exchange Commission on August 21, 2023.

CUSIP No. 78397T103	SCHEDULE 13G

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 78397T103	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2023

Commodore Capital LP

By:	/s/ Michael Kramarz
Michael Kramarz, Managing Partner

Commodore Capital Master LP

By:	/s/ Michael Kramarz
Michael Kramarz, Authorized Signatory

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: October 16, 2023

Commodore Capital LP

By:	/s/ Michael Kramarz
Michael Kramarz, Managing Partner

Commodore Capital Master LP

By:	/s/ Michael Kramarz
Michael Kramarz, Authorized Signatory